HUHTAMAKI

TAKING PACKAGING FURTHER

03007168

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

SUPPL

February 14, 2003

Re: Huhtamäki Oyj, File No. 82.2925

SEC MAIL PROCESSING RECEIVED MAR 0 ? 2003

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Press Releases:

- Huhtamaki's EPS improves 17%, dividend proposal EUR 0,38 (+22%)
- Invitation to Huhtamaki Oyj's Annual General Meeting March 28, 2003

Yours sincerely,

Mandi Alaterä
Communications Coordinator

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/6

Published on: 01/30/2003

Huhtamaki's EPS improves 17%, dividend proposal EUR 0.38 (+22%)

Results 2002

In 2002, consumer packaging specialist Huhtamaki posted the best results in its history despite a slowdown evident through the second half of the year. Earnings per share (before amortization) improved by 17%, and the Board proposes a 22% dividend increase.

The company's comparable sales remained steady. The decline in reported sales reflects adverse currency translations and structural changes. Strong demand for flexible packaging, specialty films and molded fiber products in Europe accelerated volume growth in the final quarter, while food service packaging in North America fell short of the previous year's sales. The Asia-Oceania-Africa region finished the year on a positive note.

A long trend of profit improvement paused during the final quarter. The full-year operating profit (EBITA) declined slightly, but the operating margin advanced to 9.7%. Lower financial expenses and a reduction in the number of shares contributed to the improvement in earnings per share.

Key figures

	Q4	Change	Q1-Q4	Change
EUR million		%		%
Net sales	526	-9	2,239	-6
Operating profit* (EBITA)	45	-18	218	-2
Profit before minority interest and taxes	25	-25	131	1
Earnings per share*, EUR	0.26	-16	1.3	17
Dividend proposal, EUR			0.38	22

*Before amortization of goodwill and other intangible assets

Comparison figures adjusted for the 3:1 bonus issue in August 2002

Huhtamaki's three-year program to streamline its manufacturing structure is practically completed. Additional benefits will materialize in 2003, when the German and U.K. rigid packaging operations reach their targeted efficiency.

Profitable growth is Huhtamaki's overriding corporate objective in 2003. The European and North American business structures have been reorganized to accelerate growth and new business generation. Under new management, the North American food service business has stabilized and is set to recover on the strength of new business already secured with several major customers. The present business momentum is likely to prevail during the early part 2003, followed by a mid-year turnaround. A stronger second half is expected to bring the full-year results to the same level as in 2002.

Espoo, January 30, 2003
Huhtamäki Oyj
Board of Directors

Results_02_Eng.pdf

HUHTAMAKI
TAKING PACKAGING FURTHER

Results 2002

HUHTAMAKI'S EPS IMPROVES 17%
DIVIDEND PROPOSAL EUR 0.38 (+ 22%)

In 2002, consumer packaging specialist Huhtamaki posted the best results in its history despite a slowdown evident through the second half of the year. Earnings per share (before amortization) improved by 17%, and the Board proposes a 22% dividend increase.

The company's comparable sales remained steady. The decline in reported sales reflects adverse currency translations and structural changes. Strong demand for flexible packaging, specialty films and molded fiber products in Europe accelerated volume growth in the final quarter, while food service packaging in North America fell short of the previous year's sales. The Asia-Oceania-Africa region finished the year on a positive note.

A long trend of profit improvement paused during the final quarter. The full-year operating profit (EBITA) declined slightly, but the operating margin advanced to 9.7%. Lower financial expenses and a reduction in the number of shares contributed to the improvement in earnings per share.

Key figures

EUR million	Q4	Change %	Q1-Q4	Change %
Net sales	526	- 9	2,239	- 6
Operating profit* (EBITA)	45	- 18	218	- 2
Profit before minority interest and taxes	25	- 25	131	1
Earnings per share*, EUR	0.26	- 16	1.30	17
Dividend proposal, EUR			0.38	22

*Before amortization of goodwill and other intangible assets

Comparison figures adjusted for the 3:1 bonus issue in August 2002

The Annual General Shareholders' Meeting (AGM) of Huhtamäki Oyj will be held on Friday, March 28, 2003 at 3:00 p.m. in Finlandia Hall, Helsinki.

Participation should be notified to the company no later than March 26 by 7.00 p.m. Finnish time, either by telephone to +358-800-90026, "Huhtamaki AGM Services"; in writing to Huhtamäki Oyj, Länsituulentie 7, 02100 Espoo, Finland; or via e-mail to huhtamaki@yhteyspalvelut.elisa.fi.

Huhtamaki's three-year program to streamline its manufacturing structure is practically completed. Additional benefits will materialize in 2003, when the German and U.K. rigid packaging operations reach their targeted efficiency.

Profitable growth is Huhtamaki's overriding corporate objective in 2003. The European and North American business structures have been reorganized to accelerate growth and new business generation. Under new management, the North American food service business has stabilized and is set to recover on the strength of new business already secured with several major customers. The present business momentum is likely to prevail during the early part 2003, followed by a mid-year turnaround. A stronger second half is expected to bring the full-year results to the same level as in 2002.

Espoo, January 30, 2003
Huhtamäki Oyj
Board of Directors

Dividend proposal
The Board proposes a dividend of EUR 0.38 per share, 22% more than for 2001 when adjusted for the quadrupling of the shares in issue. The dividend corresponds to a payout ratio of 43%.

Sales affected by currency translations and U.S. weakness
For Huhtamaki, 2002 marked the conclusion of a three-year rationalization and restructuring program designed to realize the synergies inherent in the major company acquisitions of 1997-2000. The company entered the year confident of meeting its targets for profit improvement and balance sheet structure, even if market conditions did not promise significant growth.

The company reached a 19% improvement in earnings per share, as well as close to 10% EBITA margin level and 100% gearing. The strong first half of the year promised even better results. However, a clear turn to the worse occurred around mid-year, when persistent weakness in the North American food service business was compounded by customer-specific volume shortfalls of newly introduced, high value added products.

Huhtamaki's consolidated net sales in 2002 amounted to EUR 2,239 million. More than half of the 6% decline against 2001 is attributable to adverse currency translations. Company divestments accounted for another quarter of the decline. Price, volume and product mix changes together had an almost similar effect. However, quite divergent developments materialized in different markets, segments and technologies.

Geographically, the sales broke down as follows: Europe 54%, Americas 32%, and Asia, Oceania and Africa 14%. Finland's share of the total was 4%.

European sales declined by 3% to EUR 1,202 million for the full year and by 2% to EUR 284 million in the final quarter. Comparable sales growth, allowing for company divestments in 2001 and the strengthening of the Euro, accelerated towards year-end and was slightly positive for the whole year. The region's full-year EBITA improved by 3% to EUR 99 million, despite a 22% decline in the final-quarter result to EUR 18 million. The corresponding operating margins were 8.3% for the full year and 6.5% in the final quarter. RONA (return on net assets) declined marginally against 2001, to 14.6%.

Sales in the Americas declined by 13% to EUR 715 million for the full year and by 20% to EUR 161 million in the final quarter, revealing the combined effect of the weakening U.S. dollar and a shortfall of approx. USD 50 million of food service sales against 2001. Of this, almost USD 30 million is attributable to two customer-specific product lines, USD 10 million to reclassification of certain marketing expenses as discounts and allowances during 2002 and USD 6 million to divested business. The corresponding EBITA figures were down by 15% to EUR 64 million or 8.9% of net sales for the full year, and by 38% to EUR 12 million or 7.3% of net sales in the final quarter. RONA declined by a percentage point to 14.8%.

Brisk growth in Asia and Africa more than offset Oceania's slight decline. Due to adverse currency translations, the aggregate Euro figure remained virtually flat at EUR 323 million. A 5 % decline to EUR 82 million was evident in the final quarter. At EUR 8 million or 10.3% of sales, the region's EBITA was almost unchanged in the fourth quarter, but advanced by 16% to EUR 32 million or 9.9% of net sales for the full year. The region's RONA improved sharply, from 12.6% to 15.7%.

Profitability on track despite short-term pressures
Huhtamaki's profit improvement continued for the fourth consecutive year, when measured by earnings per share. Despite the short-term pressures evident in the latter part of the year, the company reached its best financial performance so far and, apart from sales growth, came very close the targets set for the period 2000-2002.

The EBITA from operations declined slightly, to EUR 195 million. Group royalty income and unallocated expenses showed a net income of EUR 23 million, unchanged from 2001. The figure contains the release of EUR 7 million of provisions related to divested operations; of this, EUR 4 million occurred during the final quarter. Total EBITA thus amounted to EUR 218 million, down by 2% and 9.7% of net sales. After an amortization charge of EUR 45 million for goodwill and other intangible assets, the corresponding operating profit (EBIT) also declined by 2% to EUR 175 million. Depreciation of tangible assets amounted to EUR 106 million.

Net financial expenses declined by 9% to EUR 45 million. The full-year profit before minority interest and taxes was virtually unchanged at EUR 131 million, although the corresponding final-quarter figure declined by 25% to EUR 25 million. Taxes for the year amounted to EUR 35 million, down by 4%, and minority interest increased slightly, to EUR 8 million. Hence, net income increased by 1% to EUR 88 million despite the final-quarter decline of 25% to EUR 16 million.

Earnings per share (before amortization) improved by 17% to EUR 1.30 for the full year. The corresponding final-quarter figure nevertheless declined by 16% to EUR 0.26. The corresponding EPS figures (after amortization) were EUR 0.88 (+ 19%) for the full year and EUR 0.17 (- 15%) in the final quarter. The average number of shares in issue was 117,117,695 in 2001 and 100,769,970 in 2002. The figures have been adjusted for the quadrupling of the shares in issue through a bonus issue in 2002.

On a rolling 12-month basis, return on equity (ROE) improved to 15.1% from 12.6% and return on investment (ROI) to 12.4% from 11.8% a year ago. The figures are before amortization.

Balance sheet on target
Huhtamaki's gearing (net debt to equity) stayed well below the long-term target of 100% for most of 2002, reaching 97% at year-end after the conversion of an EUR 64 million minority position in a German subsidiary into an equal amount of external debt. The total free cash flow amounted to EUR 65 million for the year.

At the end of the year, net debt amounted to EUR 850 million, down by EUR 51 million against year-end 2001. Equity per share was EUR 8.79, up by 2%.

Capital expenditure
Huhtamaki's total capital expenditure amounted to EUR 127 million, slightly more than the comparative figure in 2001. Most of the over 80 projects involved capacity increments or renewal, and the share of investments associated with

restructuring declined sharply. The largest single project was a EUR 10 million purpose-built logistics center purchased at year-end in Hämeenlinna, Finland. The above figure excludes the reconstruction of the fully insured facilities destroyed by fire in Poland (2000) and Russia (2001).

Ownership structure

Huhtamaki's ownership structure changed somewhat during the year, as the Finnish pensions and insurance sectors reduced their holdings until the end of the third quarter. The share of non-Finnish shareholders increased correspondingly, from 20% to approx. 33% in September. The corresponding figure at year-end was 29.4%. The company had 15.943 registered shareholders at year-end, slightly more than at the end of 2001.

Share developments

Share prices, EUR

January 2	8.88 (35.80)	*opening*
April 18	12.38 (49.50)	*high*
October 24	8.22 (32.88)	*low*
December 30	9.55 (38.20)	*closing*

(Pre-split price equivalents in brackets)

The Huhtamaki share was split in August 2002 through a bonus issue, in which three new shares were issued for every existing share. This caused a technical correction of -75% in the share price. All share prices and per share data in this report have been adjusted for the share split.

The upward trend in Huhtamaki's share price, which had started in early 2001, continued through the summer of 2002 against a declining market trend. The share price peaked in April, held well until a nervous July and returned to the tune of EUR 12 in August. The share then rapidly lost approx. 20% of its value in September and fluctuated around EUR 9 for the rest of the year. At year-end, its relative gain against the HEX general index was nevertheless 65%.

Based on an authorization from the AGM, the Board launched a new share buyback program on September 12. The authorization enables the company to repurchase up to 5,061,089 own shares or 5% of the shares in issue. By the end of December, 3,675,000 shares, corresponding to 3.6% of the total, had come to the company's possession for a total sum of EUR 34.1 million, corresponding to an average price of EUR 9.28 per share.

The average daily turnover of the Huhtamaki share on the Helsinki Exchanges (HEX) was EUR 2.7 million. The cumulative turnover for the year was EUR 698.7 million, 116% more than in 2001 and corresponding to 72% of the company's market capitalization at year-end. Share repurchases by the company thus accounted for a relatively minor part of the turnover.

Corporate structure

In 2002, no acquisitions or divestments were conducted. In December, a new organizational structure was announced for Europe and North America, with effect from January 1, 2003. The primary objective of the reorganization is to promote growth through a broader product offering and increased focus in new business opportunities.

Personnel

At year-end, Huhtamaki had 15,909 employees, 508 less than at the end of 2001. The reduction is mainly due to various restructuring measures. The average number of employees was 16,262, against 17,237 in 2001. The company had 71 manufacturing units, including joint ventures as well as additional sales and logistic units in 36 countries at the end of 2002.

The parent company employed 735 people at year-end, comprising the Espoo Head Office (67) and the Finnish packaging operations (668). The respective annual average was 774.

The outlook for 2003

Profitable growth is Huhtamaki's overriding corporate objective in 2003. The European and North American business structures have been reorganized to accelerate growth and new business generation. Under new management, the North American food service business has stabilized and is set to recover on the strength of new business already secured with several major customers.

Capital expenditure will remain virtually unchanged from 2002, i.e. at approx. EUR 120 million. Growth opportunities in the Americas, East Europe and Asia will be pursued.

The present business momentum is likely to prevail during the early part 2003, followed by a mid-year turnaround. A stronger second half is expected to bring the full-year results to the same level as in 2002.

Income Statement

EUR million	2002	2001	Change %	Q4 2002	Q4 2001	Change %
Net sales	2,238.7	2,382.4	-6.0	526.3	577.7	-8.9
EBITDA	326.8	334.4	-2.3	71.8	81.6	-12.0
Operating profit (EBITA)	217.8	221.7	-1.8	45.4	55.1	-17.6
EBIT	175.1	178.3	-1.8	35.5	44.2	-19.7
% of net sales	7.8	7.5	-	6.7	7.7	-
Net financial +income/-expense	-45.0	-49.2	8.5	-10.8	-11.3	4.4
+Gain/-loss on equity of associated companies	1.0	1.1	-11.3	0.2	0.3	-49.0
Profit before minority interest and taxes	131.1	130.3	0.6	24.8	33.2	-25.3
Taxes	35.0	36.6	-4.4	6.5	9.6	-32.3
Minority interest	7.8	6.6	18.2	2.2	2.4	-8.3
Net income	88.3	87.1	1.4	16.1	21.4	-24.8

Regions

Net Sales

EUR million	2002	2001	Change %	Q4 2002	Q4 2001	Change %
Europe	1,201.6	1,233.2	-2.6	283.6	290.7	-2.4
Americas	714.5	825.7	-13.5	161.2	201.4	-20.0
Asia, Oceania, Africa	322.6	323.5	-0.3	81.5	85.6	-4.8
Total	2,238.7	2,382.4	-6.0	526.3	577.7	-8.9

EBITA and RONA

EUR million	Q1-Q4 2002	Q1-Q4 2001	Change %	Q4 2002	Q4 2001	Change %
Europe	99.2	96.3	3.0	18.3	23.5	-22.1
% of net sales	8.3	7.8	-	6.5	8.1	-
RONA % (12 m roll.)	14.6	14.7	-	-	-	-
Americas	63.6	74.6	-14.7	11.7	18.8	-37.8
% of net sales	8.9	9.0	-	7.3	9.3	-
RONA % (12 m roll.)	14.8	15.8	-			
Asia, Oceania, Africa	31.9	27.6	15.6	8.4	8.7	-3.4
% of net sales	9.9	8.5	-	10.3	10.2	-
RONA % (12 m roll.)	15.7	12.6	-	-	-	-

Business segments

Net Sales

EUR million	2002	2001	Change %	Q4 2002	Q4 2001	Change %
Consumer Goods	1,268.8	1,295.7	-2.1	288.2	308.6	-6.6
Food Service	969.9	1,086.7	-10.7	238.1	269.1	-11.5
Total	2,238.7	2,382.4	-6.0	526.3	577.7	-8.9

EBITA

EUR million	2002	2001	Change %	Q4 2002	Q4 2001	Change %
Consumer Goods	99.1	93.0	6.6	16.3	22.2	-26.6
% of net sales	7.8	7.2	-	5.7	7.2	-
Food Service	95.6	105.5	-9.4	22.1	28.9	-23.5
% of net sales	9.9	9.7	-	9.3	10.7	-
Total from operations	194.7	198.5	-1.9	38.4	51.1	-24.9
% of net sales	8.7	8.3	-	7.3	8.8	-
Corporate net	23.1	23.2	-0.4	7.0	4.1	70.7
Total	217.8	221.7	-1.8	45.4	55.1	-17.6
% of net sales	9.7	9.3	-	8.6	9.5	-

Other key information

	2002	2001	Change %
Earnings per share (EUR)	0.88	0.74	18.9
Earnings per share before amortization (EUR)	1.30	1.11	17.1
Equity per share (EUR)	8.79	8.64	1.7
ROE, %	10.5	8.6	22.1
ROI, %	10.0	9.6	4.2
ROI before amortization, %	12.4	11.8	5.1
ROE before amortization, %	15.1	12.6	19.8
Capital expenditure	139.5	144.0	-3.1
Personnel	15,909	16,417	-3.1
Profit before minority interest and taxes EUR million	131.1	130.3	0.6
Depreciation	106.1	110.8	-4.2
Amortization	45.5	45.2	0.7

	Dec 31 2002	Dec 31 2001	Change %
Net debt	850.2	901.1	-5.6
Gearing	0.97	0.94	-

The following EUR rates have been applied to GBP, INR, AUD and USD

Income statement:
Average

2002	GBP	1=1.590
	INR	1=0.022
	AUD	1=0.576
	USD	1=1.058
2001	GBP	1=1.608
	INR	1=0.024
	AUD	1=0.577
	USD	1=1.117

Balance sheet:
Month end

Dec/02	GBP	1=1.537
	INR	1=0.020
	AUD	1=0.539
	USD	1=0.954
Dec/01	GBP	1=1.643
	INR	1=0.024
	AUD	1=0.579
	USD	1=1.135

Note: All per share information has been adjusted for the quadrupling of the number of shares in issue on August 29, 2002.

Balance sheet

EUR million	Dec 31 2002	%	Dec 31 2001	%
Assets				
Intangible assets	651.3	26.4	730.7	27.6
Tangible assets	939.4	38.1	1,010.3	38.1
Investments	6.5	0.3	7.7	0.3
Inventory	285.6	11.6	287.9	10.9
Interest bearing receivables	9.2	0.3	11.6	0.4
Other receivables	519.8	21.1	584.4	22.0
Cash and marketable securities	53.7	2.2	18.2	0.7
	2,465.5	100.0	2,650.8	100.0
Liabilities and equity				
Shareholders' equity	857.7	34.8	874.6	33.0
Minority interest	14.7	0.6	80.4	3.0
Interest bearing liabilities	913.1	37.0	930.9	35.1
Other current liabilities	679.9	27.6	764.9	28.9
	2,465.5	100.0	2,650.8	100.0

Contingent liabilities

EUR million	Group	Dec 31 2002 Parent	Group	Dec 31 2001 Parent
Mortgages	16.0	14.6	7.0	0.2
Guarantee obligations				
For subsidiaries	-	791.9	-	938.4
For associated companies	-	-	-	0.4
For others	1.1	1.1	1.1	1.1
Lease payments	67.6	0.8	61.1	0.5

Outstanding off-balance sheet instruments

EUR million	Dec 31 2002 Group	Dec 31 2001 Group
Currency forwards, transaction risk hedges	34	68
Currency forwards, translation risk hedges	36	0
Currency swaps, financing hedges	88	57
Currency options	0	0
Interest rate forwards and futures contracts, gross	150	40
Interest rate forwards and futures contracts, net	11	40
Interest rate swaps	441	240
Interest rate options	0	0

HUHTAMAKI
TAKING PACKAGING FURTHER

Huhtamäki Oyj
Länsituulentie 7, 02100 ESPOO, Finland
Tel +358 9 686 881
Fax +358 9 660 622
www.huhtamaki.com

Published on: 02/05/2003

Invitation to Huhtamäki Oyj's Annual General Meeting March 28, 2003

The shareholders of Huhtamäki Oyj are convened to the Annual General Meeting of Shareholders to be held on Friday March 28, 2003 at 3.00 p.m. in the Finlandia Hall, Mannerheimintie 13 e, Helsinki. Registration of the shareholders who have given a prior notice to attend will commence at 2.00 p.m.

The Meeting shall decide on the following matters:

1. Matters to be decided upon Article 8 of the Articles of Association

2. Issuance of option rights to the persons belonging to the management of Huhtamäki Oyj and its subsidiaries

The Board of Directors proposes that an aggregate amount of 2.250.000 option rights be issued to the persons belonging to the management of Huhtamäki Oyj (the "Company") and its subsidiaries as well as to a subsidiary designated by the Board of Directors. Such option rights entitle to the subscription for 2.250.000 Company shares with the counter value of 3,40 euros. The deviation from shareholders' pre-emptive subscription right is proposed on the basis of the option rights being part of management's incentive system in Huhtamaki Group.

Option rights shall be marked as follows: 750.000 with 2003 A, 750.000 with 2003 B and 750.000 with 2003 C. Each option right entitles to the subscription for one share of the Company.

The subscription price for the shares under the option rights marked with 2003 A shall be the market value of the Company share on the Helsinki Stock Exchange during the period of March 1, 2003 – March 31, 2003 added with such an amount that equals to ten (10%) per cent of the market value.

The subscription price for the shares under the option rights marked with 2003 B shall be the market value of the Company share on the Helsinki Stock Exchange during the period of March 1, 2004 – March 31, 2004 added with such an amount that equals to ten (10%) per cent of the market value.

The subscription price for the shares under the option rights marked with 2003 C shall be the market value of the Company share on the Helsinki Stock Exchange during the period of March 1, 2005 – March 31, 2005 added with such an amount that equals to ten (10%) per cent of the market value.

Market value shall mean the average price paid for the share of the Company during the above-mentioned periods weighted by the volume of the trade. The aggregate amount of dividends per one share resolved by the Annual General Meeting of

the Company after the subscription for the option rights and before the subscription for the shares shall be deducted from the subscription price.

The period of subscription for shares shall begin on May 2, 2005 under the option rights marked with 2003 A, on May 2, 2006 under the option rights marked with 2003 B and on May 2, 2007 under the option rights marked with 2003 C. The period of the subscription shall cease under all option rights on October 31, 2009. The period of the subscription shall be annually between May 2 and October 31 on such days as defined by the Company. In connection with the subscription for new shares under the option rights, the share capital of the Company may be increased by a maximum aggregate amount of seven million six hundred and fifty thousand euros (EUR 7.650.000)

Annual Accounts and Board Proposal

The documents relating to the Annual Accounts and the proposal of the Board of Directors referred above under section 2 together with the relevant enclosures are available for the shareholders at the company's head office in Espoo at the address of Länsituulentie 7 as of March 4, 2003. Copies of the same shall be sent to a shareholder requesting them.

Right to attend

A shareholder who no later than on Tuesday March 18, 2003 has been entered as a shareholder into the shareholder register of the company, or who has a right to attend under Chapter 3 a section 4 paragraph 2 of the Companies Act is entitled to attend the Annual General Meeting of Shareholders.

Notification on intention to attend

A shareholder who wishes to attend the Annual General Meeting must notify the company of his or her intention to attend to the Annual General Meeting no later than on Wednesday March 26, 2003 at 7.00 p.m. by telephone (0800 9 0026) at 9.00 a.m. – 7.00 p.m. or by email huhtamaki@yhteyspalvelut.elisa.fi. Possible proxies are requested to be sent to Huhtamäki Oyj/Annual General Meeting of Shareholders, Länsituulentie 7, 02100 Espoo, Finland prior to the expiry of the notification period.

Shareholders registered under nominees

The holder of a share registered in the name of a nominee may be temporarily entered in the shareholder register on March 18, 2003 for the purpose of participating in the Annual General Meeting. In order to attend the Annual General Meeting shareholders who hold their shares under a name of a nominee must contact their custodial account holder to be temporarily recorded in the shareholder register.

Composition of Board of Directors

The Nomination Committee, which the Board of Directors has elected from among its members, proposes to the Annual General Meeting of Shareholders that – in accordance with Article 4 of the Articles of Association – the Board of Directors shall consist of eight (8) members and to the Board of Directors, until the end of the Annual General Meeting of Shareholders following the election, be elected Mr. Jean Philippe Deschamps, Mr. Paavo Hohti, Mr. Mikael Lilius, Mr. Timo Peltola, Mr. Anthony J.B. Simon, Mr. Veli Sundbäck, Mr. Jukka Viinanen and as a new member Mr. George V. Bayly. George V. Bayly, who is currently working as an independent business consultant, has been the CEO of Ivex Packaging Corporation during the years 1990-2002. Prior to that he has held executive positions in several packaging business companies in the USA.

Payment of Dividend

The Board of Directors proposes to the Annual General Meeting that for the financial year 2002 a dividend of EUR 0,38 per share be paid. The dividend is proposed to be paid on April 9, 2003 to a shareholder who on the record date April 2, 2003 is registered as a shareholder in the company's shareholder register.

In Espoo, February 13, 2003

Huhtamäki Oyj
The Board of Directors